20014280

ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
NOV 20 2020
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foreside Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Canal Plaza, Suite 100
(No. and Street)

Portland	ME	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Weston Sommers 207-553-7129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker, LLC
(Name – *if individual, state last, first, middle name*)

100 Middle Street	Portland	ME	04101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Weston Sommers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foreside Investment Services, LLC, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA H SEEKAMP
Notary Public-Maine
My Commission Expires
February 12, 2026

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE INVESTMENT SERVICES, LLC

(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of Foreside Investment Services, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Foreside Investment Services, LLC (the Company) as of September 30, 2020, the related statements of operations and member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained within Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker, LLC

We have served as the Company's auditor since 2018.

Portland, Maine
November 13, 2020

FORESIDE INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2020

Assets		
Cash	$ 174,363	
Receivables	16,600	
Prepaid expenses	7,575	
Total Assets		$ 198,538
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$ 14,743	
Due to related parties	10,999	
Total Liabilities		$ 25,742
Member's Equity		172,796
Total Liabilities and Member's Equity		$ 198,538

The accompanying notes are an integral part of these financial statements.

FORESIDE INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2020

Revenues		
Administration fees	$ 74,216	
Fees rebilled	16,284	
Other income	709	
Total Revenues		$ 91,209
Expenses		
Administrative service fee to related parties	$ 269,894	
Professional fees	14,944	
Licenses and fees	37,021	
Other expenses	1,807	
Total Expenses		$ 323,666
Net Loss		(232,457)
Member's Equity - Beginning of year		155,253
Contributions from Parent		250,000
Member's Equity - End of year		$ 172,796

FORESIDE INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2020

Cash Flows from Operating Activities		
Net Loss		$ (232,457)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Changes in operating assets and liabilities:		
Prepaid expenses	$ 6,206	
Receivables	(10,702)	
Accrued expenses	493	
Due to related parties	(5,750)	
Total Adjustments		(9,753)
Net Cash Used in Operating Activities		(242,210)
Cash Provided by Financing Activities		
Contributions from Parent		250,000
Net Increase in Cash		7,790
Cash - Beginning of year		166,573
Cash - End of year		$ 174,363

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Foreside Investment Services, LLC (the "Company"), a limited liability company, is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company is approved by FINRA to engage in certain activities, including the wholesaling and marketing of private placements of securities in addition to providing FINRA Series 79 registration and related services to the investment banking industry.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those amounts.

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At September 30, 2020, the Company had no cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of September 30, 2020, the Company had not recorded an allowance for any potential non-collection as all receivables are deemed collectible. Past due accounts are written off by management when deemed uncollectible on a case by case basis.

REVENUE RECOGNITION

The Company receives fees for administration services, which are recorded in accordance with the terms of the contractual agreements. Related expenses are recorded in the period that the revenues are recorded. Below are the primary sources of income for the Company and how they are recognized.

The Company has entered into a Securities Activities and Services Agreement ("SASA") with clients which, if not terminated, shall continue for successive one-year terms.

Revenue is recorded on the accrual basis of accounting.

Administration fees consist primarily of fees invoiced to the clients, per the SASA, for the provision of registered representative services. The Company believes that its performance obligation is satisfied over time as the clients are receiving ongoing administration services provided by the Company. Revenues are recognized as earned.

Fees rebilled represent payments made by clients to reimburse the Company for certain expenses incurred. These expenses include, but are not limited to, FINRA representative registration and advertising review fees. The Company believes that its performance obligation is satisfied at a point in time as the fees rebilled relate to specific expense transactions that took place and there is no remaining obligation. Revenues are recognized as earned.

INCOME TAXES

The Company is organized as a limited liability company ("LLC") that has elected to be treated as a single member LLC under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to Foreside. Foreside is organized as an LLC that has elected to be treated as a partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to its member and taxed at the member level.

NOTE 3 - RELATED PARTY TRANSACTIONS

The financial statements have been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the cost of which is allocated to the Company. For the year ended September 30, 2020, these allocated expenses totaled $269,894, which are included in "Administrative service fee to related parties" in the accompanying Statement of Operations and Member's Equity. At September 30, 2020, amounts due to the Parent totaled $10,999, which is included in "Due to related parties" in the Statement of Financial Condition.

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended September 30, 2020, the Company received capital contributions from the Parent totaling $250,000.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2020, the Company had net capital of $148,621, which was $123,621 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2020 was 0.17 to 1.

NOTE 5 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

CREDIT RISK

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance.

NOTE 7 - CONCENTRATION

As of September 30, 2020, two clients accounted for 99% of service fee accounts receivable due from clients which are included in "Receivables" in the accompanying Statement of Financial Condition. For the year ended September 30, 2020, two clients accounted for 100% of service fee revenues which are included in "Administration fees" in the accompanying Statement of Operations and Member's Equity.

NOTE 8 - AGREEMENTS

The Company has entered into a Business Advisory Agreement with clients; each having various terms and conditions outlined within each agreement.

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after the balance sheet date through the date these financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure.

SCHEDULE I

FORESIDE INVESTMENT SERVICES, LLC

(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2020

Net Capital:		
Member's equity		$ 172,796
Deduction for Nonallowable Assets		
Receivables	$ 16,600	
Prepaid expenses	7,575	
Total Nonallowable Assets		24,175
Net Capital		$ 148,621
Aggregate Indebtedness		$ 25,742
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000 minimum dollar net capital requirement)		$ 25,000
Excess Net Capital		$ 123,621
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement		$ 118,621
Ratio of Aggregate Indebtedness to Net Capital		0.17 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of September 30, 2020.

FORESIDE INVESTMENT SERVICES, LLC

(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

(Exemption)

SEPTEMBER 30, 2020

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of Foreside Investment Services, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Foreside Investment Services, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: subparagraph (k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in subparagraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
November 13, 2020

Management's Exemption Report

To the Member of
Foreside Investment Services, LLC

As required by Rule 17a-5 of the Securities and Exchange Commission ("SEC"), Foreside Investment Services, LLC (the "Company") claims exemption under the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(i). The Company met this exemption provision throughout the fiscal year ended September 30, 2020, without exception.

I, Weston Sommers, affirm that, to the best of my knowledge and belief, this Exemption Report pertaining to Foreside Investment Services, LLC as of and for the year ended September 30, 2020, is true and correct.

11.13.20

Weston Sommers Date
Financial and Operations Principal
Foreside Investment Services, LLC